Exhibit 12.1

PVR PARTNERS, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012
Earnings
Pre-tax income (loss)*	$28,098	$101,701	$60,148	$67,070	$101,460	$(74,800)
Fixed charges	19,766	26,850	27,368	39,164	51,222	59,835

Total earnings	$47,864	$128,551	$87,516	$106,234	$152,682	$(14,965)

Fixed Charges
Interest expense	$18,896	$25,346	$24,878	$35,982	$47,630	$56,806
Rental interest factor	870	1,504	2,490	3,182	3,592	3,029

Total fixed charges	$19,766	$26,850	$27,368	$39,164	$51,222	$59,835

Ratio of earnings to fixed charges	2.4x	4.8x	3.2x	2.7x	3.0x	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.
**	During the nine months ended September 30, 2012, earnings were deficient by $14,965 regarding the ratio of earnings to fixed charges.